EXHIBIT 99.4

FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR

IN ADVANCED STAGES OF DEVELOPMENT

Hotel/Resort/Residence Club and Location[1,2]	Approximate Number of Rooms
Scheduled 2006/2007 openings
Four Seasons Hotel Alexandria, Egypt*	125
Four Seasons Hotel Beirut, Lebanon	235
Four Seasons Hotel Florence, Italy	120
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170
Four Seasons Resort Lana’i at Koele, Hawaii, USA[3]	100
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives	100
Four Seasons Hotel Mumbai, India*	235
Four Seasons Hotel Westlake Village, California, USA	270

Beyond 2007
Four Seasons Hotel Bahrain, Bahrain	250
Four Seasons Hotel Baltimore, Maryland, USA*	200
Four Seasons Resort Barbados, Barbados*	120
Four Seasons Hotel Beijing, People’s Republic of China	325
Four Seasons Resort Bora Bora, French Polynesia	105
Four Seasons Hotel Dubai, United Arab Emirates*	375
Four Seasons Hotel Kuala Lumpur, Malaysia*	140
Four Seasons Hotel Macau, Special Administrative Region of the People’s Republic of China*	400
Four Seasons Hotel Marrakech, Morocco*	140
Four Seasons Resort Mauritius, Republic of Mauritius*	120
Four Seasons Hotel Moscow, Russia*	195
Four Seasons Hotel Moscow Kamenny Island, Russia*	80
Four Seasons Hotel New Orleans, Louisiana, USA*	240
Four Seasons Resort Puerto Rico, Puerto Rico*	250
Four Seasons Hotel Seattle, Washington, USA*	150
Four Seasons Resort Seychelles, Seychelles*	55
Four Seasons Hotel Shanghai at Pudong, People’s Republic of China*	230
Four Seasons Hotel Taipei, Taiwan*	275
Four Seasons Hotel Toronto, Ontario, Canada*	265
Four Seasons Resort Vail, Colorado, USA*	120

* Expected to include a residential component.

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1

Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2005 Annual Report.

2

We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

3	The Lodge at Koele is currently managed by Four Seasons and is expected to be rebranded as Four Seasons Resort Lana'i at Koele in 2006 when the necessary renovations are completed.